UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

First Acceptance Corporation (f/k/a Liberté Investors Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

318457 10 8

(CUSIP Number)

Donald J. Edwards
c/o First Acceptance Corporation
676 North Michigan Avenue, Suite 3300
Chicago, Illinois 60611
(312) 327-4520

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Gerald T. Nowak
Kirkland & Ellis
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

April 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald J. Edwards

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,262,344

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,262,344

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.50%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.01 per share (the “Common Stock”), of First Acceptance Corporation (f/k/a Liberté Investors Inc.), a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3813 Green Hills Village Drive, Nashville, Tennessee 37215.

Item 2.	Identity and Background
This statement is being filed by Donald J. Edwards, by virtue of his beneficial ownership of greater than 5% of the outstanding Shares of the Common Stock.
	(a)	Name: The name of the reporting person is Donald J. Edwards
	(b)	Business Address: The principal business address of Mr. Edwards is c/o Edwards Capital, LLC 676 North Michigan Avenue, Suite 3300, Chicago, Illinois 60611.
(c)

Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Edwards is the Managing Member of Edwards Capital, LLC, 676 North Michigan Avenue, Suite 3300, Chicago, Illinois 60611.

	(d)	Criminal Proceedings : During the past five years, Mr. Edwards has not been convicted in a criminal proceeding.
(e)

Securities Laws:  During the past five years, Mr. Edwards has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Citizenship: Mr. Edwards is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration

Mr. Edwards has acquired beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder) of an aggregate of 4,262,344 shares of Common Stock.  Such shares of Common Stock consist of (1) 333,333 shares that were purchased by Mr. Edwards at $3.00 per share pursuant to a stock purchase agreement with the Company dated July 9, 2002 with Mr. Edwards’ personal funds of $1,000,000, (2) 203,333 shares were purchased by Mr. Edwards at $4.00 per share in the rights offering conducted by the Company with Mr. Edwards’ personal funds of $813,332.00, (3) 2,573,678 shares represented by vested stock options granted to Mr. Edwards pursuant to a nonqualified stock option agreement dated July 9, 2002 (the “Option Grant Agreement”) under the Issuer's 2002 Long Term Incentive Plan, and (4) 1,152,000 anti-dilution options granted to Mr. Edwards as a result of the Company's right offering.  All non-vested options granted pursuant to the Option Grant Agreement vested pursuant to a separation agreement dated April 30, 2004 (the “Separation Agreement”).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

Mr. Edwards acquired the Shares for investment purposes.  Mr. Edwards is continuing to review the performance of his investment and his investment alternatives.  As part of his ongoing review of his investment in the Shares, Mr. Edwards may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.  Although the foregoing reflects activities presently contemplated by Mr. Edwards with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Edwards will take any of the actions referred to above.

Except as set forth in the preceding paragraphs, as of the date hereof, Mr. Edwards does not have any plan or proposal that is required to be described in this Item 4.  Notwithstanding the foregoing, Mr. Edwards reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
	(a)	Amount beneficially owned: As of the date hereof, Mr. Edwards beneficially owns an aggregate of 4,262,344 shares of Common Stock, or approximately 8.50% of the Common Stock outstanding.
	(b)	Number of Shares as to which Mr. Edwards has:
		(i)	Sole power to vote or direct the vote:
4,262,344
		(ii)	Shared power to vote or direct the vote:
-0-
		(iii)	Sole power to dispose or direct the disposition of:
4,262,344
		(iv)	Shared power to dispose or direct the disposition of:
-0-
(c)

Transactions within the Past 60 Days:  On April 30, 2004, stock options representing the right to purchase an additional 2,573,678 Shares, which were previously granted to Mr. Edwards became vested in accordance with the terms of the Option Grant Agreement and the Separation Agreement; in addition, Mr. Edwards was granted 1,152,000 additional anti-dilution options as a result of the Company's right offering.  On April 30, 2004, Mr. Edwards acquired 203,333 Shares, as part of the rights offering.

(d)

Right to Receive or Power to Direct:  To the knowledge of Mr. Edwards, no person other than Mr. Edwards has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by Mr. Edwards.

	(c)	Date Reporting Person Ceased to be 5% Owner: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer and Mr. Edwards have entered into a Registration Rights Agreement, dated as of July 1, 2002 (the “Edwards Registration Rights Agreement”), pursuant to which Mr. Edwards was granted certain registration rights until (i) such shares have been sold pursuant to a resale registration statement filed with the Securities and Exchange Commission, (ii) such shares have been sold under the safe-harbor provision of Rule 144 under the Securities Act of 1933, or (iii) such shares have been otherwise transferred and the Issuer has issued new stock certificates representing such shares without a legend restricting further transfer.  Under the Edwards Registration Rights Agreement, the Issuer agreed to file a registration statement covering the shares of Common Stock that Mr. Edwards owned as of July 1, 2002, as well as those shares he may acquire from time to time pursuant to the exercise of the stock options.  Pursuant to the terms of the Edwards Registration Agreement, such registration statement shall remain effective until the later of (i) the date which is 36 months following the date which the registration statement becomes effective and (ii) the date which is three months after such time on which Mr. Edwards is no longer an affiliate of the Issuer.  In addition, if the Issuer proposes to register any of its securities for its own account or the account of its security holders under the Securities Act of 1933, other than on a registration statement concerning a business combination, an exchange of securities or any employee benefits plan, Mr. Edwards is entitled to request the inclusion of his registerable securities in such registration.  The Issuer has agreed to bear all of the expenses of these registrations, except any underwriters' commissions, discounts and fees, and the fees and expenses of any legal counsel to Mr. Edwards.

Pursuant to the Option Grant Agreement, under our 2002 Incentive Plan, and in accordance with the terms of his employment agreement dated July 1, 2002, the Issuer's board of directors granted to Mr. Edwards an option to purchase 2,573,678 shares of Common Stock at an exercise price of $3.00 per share.  A portion of Mr. Edwards' option shares vest and become exercisable as of the first day of each month following the grant date.  For all periods of time prior to the Issuer's first acquisition transaction, the portion of the option that will vest and become exercisable each month will be equal to the product of the total number of shares granted under the option multiplied by 1/60.  For all periods of time after the Issuer's first acquisition transaction, the portion of the option that will vest and become exercisable each month will be equal to the product of the total number of shares granted multiplied by 1/40.  The option expires on July 9, 2012.

In connection with the consummation of the USAuto Acquisition, Mr. Edwards resigned as President and Chief Executive Officer of the Issuer and his employment with the Issuer was terminated.  His employment agreement provided, among other things, that all of the options that have been granted to Mr. Edwards shall become fully vested and exercisable as of the date of his termination.  Pursuant to the separation agreement, on April 30, 2004, Mr. Edwards' non-vested unexercised options vested fully, including 1,152,000 anti-dilution options granted to Mr. Edwards in connection with the Issuer's rights offering, resulting in an aggregate of 3,725,678 shares of common stock underlying fully-vested options.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 2004
Date
/s/ Donald J. Edwards
Signature
Donald J. Edwards
Name/Title